MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 18, 2019

Ms. Rebecca A. Marquigny

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the N-1A filing (the “Registration Statement”) for MainStay VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”)

Dear Ms. Marquigny:

This letter responds to comments provided by telephone on April 2, 2019 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on February 15, 2019 and relates solely to MainStay VP Fidelity Institutional AM® Utilities Portfolio1 and MainStay VP Mellon Natural Resources Portfolio (each a “Portfolio” and collectively the “Portfolios”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comments for Both Portfolios

Comment 1: Please confirm that the Fees and Expense tables and the Examples reflect current fees for each Portfolio.

Response: As discussed with you telephonically on April 3, 2019, these items have been updated since the initial filing of the Registration Statement on February 15, 2019 and now reflect the amounts discussed with you. The footnotes to the Fees and Expense tables did not change.

Comment 2: You asked that we review the Fees and Expenses table for each Portfolio and include a line item for “Acquired Fund Fees and Expenses” when required by applicable rules. You also asked that we confirm that short sales expenses are included in “Other Expenses”.

Response: We have reviewed all Fees and Expense tables and confirm that the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds (as defined in Form N-1A) does not exceed 0.01 percent (one basis point) of the average net assets of the Portfolio. Therefore, we include these fees and expenses (if any) under the subcaption “Other Expenses.”

We also confirm that short sales expenses (if any) are included in “Other Expenses”.

Comment 3: Consider combining the risk factor entitled “Focused Portfolio Risk” with either “Non-Diversification Risk” or “Utilities Concentration Risk” (in the case of MainStay VP Fidelity Institutional AM® Utilities Portfolio) or “Natural Resources Sector Risk” (in the case of MainStay VP Mellon Natural Resources Portfolio).

1 Fidelity Institutional AM is a registered service mark of FMR LLC. Used with permission.

Response: The risk factor entitled “Focused Portfolio Risk” describes the risks generally associated having relatively few holdings, as opposed to the more specific risks associated with having relatively few holdings in a particular industry. For MainStay VP Fidelity Institutional AM® Utilities Portfolio, we deleted the risk factor entitled “Focused Portfolio Risk” as it is very similar to the risk factor entitled “Non-Diversification Risk”.

However, because MainStay VP Mellon Natural Resources Portfolio does not have a risk factor entitled “Non-Diversification Risk”, we kept the risk factor entitled “Focused Portfolio Risk”.

Comment 4: Explain why derivative regulations are specifically discussed in the risk factor entitled “Regulatory Risk”. Also, include disclosure regarding regulatory risks in the utilities sector (in the case of MainStay VP Fidelity Institutional AM® Utilities Portfolio) and natural resources sector (in the case of MainStay VP Mellon Natural Resources Portfolio).

Response: Because each Portfolio has the ability to invest in certain types of derivatives, we believe that a discussion regarding changes in derivatives regulation is appropriate. We have added disclosure regarding regulatory risks in the utilities sector (in the case of MainStay VP Fidelity Institutional AM® Utilities Portfolio) and natural resources sector (in the case of MainStay VP Mellon Natural Resources Portfolio).

Comment 5: Please edit the risk factor entitled “Derivatives Risk” for each Portfolio to only discuss the types of derivatives used by the Portfolio.

Response: We have made the requested edit.

Comment 6: Delete or limit the description of each Portfolio’s benchmarks as this disclosure is neither required or permitted by Form N-1A.

Response: We believe that a description of the benchmarks used by a Portfolio is meaningful disclosure in order for shareholders to understand each benchmark’s relevance to the Portfolio. Therefore, we respectfully decline to delete this disclosure. However, we have edited the descriptions as suggested.

Comment 7: Confirm that the Portfolios may invest in exchange-traded funds and count such investments towards various guideline tests, including concentration. Also, explain how derivatives are used for purposes of these guideline tests.

Response: We confirm that the Portfolios may invest in exchange-traded funds and count such tests towards various guideline tests. See the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”.

For purposes of determining compliance with a Portfolio's policy on concentrating its investments in any one industry, the Portfolios will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolios' concentration limitation. See the section of the Statement of Additional Information “Investment Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds – Investment Companies”.

Similarly, in appropriate circumstances, synthetic investments may also count towards various guideline tests. See the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”.

Comment 8: In the section entitled “More About Investment Strategies and Risks, please revise the disclosure so that the strategies and risks for each portfolio are clearly identified.  Merely listing these without identifying the portfolio to which each relates provides no meaningful information.  Also Item 9(b) requires a detailed discussion of each portfolio’s principal investment strategy and investments.  Relying on the summary for the identification of the principal investment strategies and investments is not consistent with the layered disclosure regime adopted by the Commission for form N-1A.   Please revise consistent with the specific requirements of Item 9(b) and 9(c).  For example, please consider including a table or other method to designate which risks/strategies apply to which Fund, and which are principal, for example in the derivatives and market capitalization risks.

Response: The Registrant has reviewed and revised the disclosure summarizing the Fund’s principal investment strategies per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Fund’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as it deems necessary. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such and listed in the section following the sentence below:

In addition to the principal investments described above, the Portfolios may also invest or engage in, or be subject to risks associated with, the following:

Comment 9: In the section entitled “More About Investment Strategies and Risks – Derivative Transactions”, be aware that the Portfolios may not enter into offsetting transactions to “cover” obligations in all circumstances. Please revise this section to state that the Portfolios’ asset coverage policies are in compliance with applicable SEC guidance.

Response: We have revised this disclosure to indicate that the Portfolios maintain reserves of liquid assets or otherwise “cover” the transaction in accordance with applicable SEC guidance or staff interpretations.

Comment 10: In the section entitled “More About Investment Strategies and Risks – Direct Investments”, clearly disclose the types of direct investments that a Portfolio may make.

Response: We have made the requested edits.

Comment 11: In the section entitled “More About Investment Strategies and Risks – Focused Portfolio Risk”, this seems to be a concentration risk. Please revise.

Response: We have made the requested edits.

Comment 12: In the section entitled “More About Investment Strategies and Risks – Lending of Portfolio Securities”, neither Portfolio discloses the lending of portfolio securities as part of its principal investment strategy. Please revise accordingly.

Response: We have moved this disclosure to the section discussing non-principal strategies and risks.

Comment 13: In the section entitled “More About Investment Strategies and Risks – MLPs and Other Natural Resources Sector Companies”, neither Portfolio discloses investing in MLPs as part of its principal investment strategy. Please revise accordingly.

Response: The section entitled “More About Investment Strategies and Risks” covers portfolios in addition to the Portfolios. Some of these do invest in MLPs as part of their respective principal investment strategies. Therefore, we respectfully decline to make the requested edit.

Comment 14: In the section entitled “More About Investment Strategies and Risks – Portfolio Management Risk”, neither Portfolio discloses employing ESG criteria as part of its principal investment strategy. Please revise accordingly.

Response: The section entitled “More About Investment Strategies and Risks” covers portfolios in addition to the Portfolios. Some of these do employ ESG criteria as part of their respective principal investment strategies. Therefore, we respectfully decline to make the requested edit.

Comment 15: In the section entitled “More About Investment Strategies and Risks – Regulatory Risk”, consider adding specific regulatory risk related to the utilities and natural resources industries.

Response: We have made the requested edits.

Comments for MainStay VP Fidelity Institutional AM® Utilities Portfolio

Comment 1: In the section entitled “Principal Investment Strategies”, clarify how the Portfolio determines whether an issuer is in the utilities group of industries or derives a majority of its revenues from utility operations.

Response: The Subadvisor may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor's Global Industry Classification Standard ("GICS") or any other reasonable industry classification system. This is discussed in the Statement of Additional Information in the section entitled “Fundamental Investment Restrictions – Additional Information Regarding Fundamental Investment Restrictions – Concentration”.

Comment 2: In the section entitled “Principal Investment Strategies”, describe any restrictions on the Portfolio’s ability to invest in foreign securities.

Response: The Portfolio may invest in both domestic and foreign securities without limitation. We have added disclosure to that effect.

Comment 3: In the section entitled “Principal Investment Strategies”, clarify what is meant by the phrase “including macro and quantitative support”. Does this involve the reliance on third party research or reports.

Response: “Macro and quantitative support” does not involve third party investment modeling. Macro and quantitative support refers to leveraging the internal top-down economic macro insights and support of the internal quantitative analyst team at Fidelity.

Comment 4: In the section entitled “Principal Investment Strategies”, add disclosure regarding the Portfolio’s use of convertible securities or delete this risk factor from the section entitled “Principal Risks”.

Response: We have deleted this risk disclosure.

Comment 5: The section entitled “Principal Investment Strategies” discusses the use of futures. Does this portfolio use any other types of derivatives? If not, please edit the section entitled “Principal Risks – Derivatives Risk” accordingly.

Response: We have revised the section entitled “Principal Risks – Derivatives Risk”.

Comments for MainStay VP Mellon Natural Resources Portfolio

Comment 1: Clarify how the Portfolio determines if a company is “principally engaged” in owning or developing natural resources as described in the section entitled “Principal Investment Strategies”. Does this have the same meaning as the phrase “primarily” as that term is defined in the section entitled “More About Investment Strategies and Risks”.

Response: The Subadvisor may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor's Global Industry Classification Standard ("GICS") or any other reasonable industry classification system. This is discussed in the Statement of Additional Information in the section entitled “Fundamental Investment Restrictions – Additional Information Regarding Fundamental Investment Restrictions – Concentration”.

The term “principally engaged” in is different than the term “primarily” as that term is defined in the section entitled “More About Investment Strategies and Risks”. The term “primarily” relates to activities of a Portfolio rather than the activities of a company in which the Portfolio may invest.

Comment 2: Please add the words “principally engaged in” just before the words “supplying goods” in the second sentence of the first paragraph in the section entitled “Principal Investment Strategies”.

Response: We have made the requested edit.

Comment 3: Please explain what is meant by “involved either directly or through subsidiaries” in the third sentence of the first paragraph in the section entitled “Principal Investment Strategies”.

Response: We have deleted this language as we feel that the concept is already discussed elsewhere in the paragraph.

Comment 4: Is the Portfolio or its investment advisor registered under the Commodity Exchange Act? If so, please add appropriate disclosure. Additionally, and if correct, please clarify in the second paragraph of the section entitled “Principal Investment Strategies” that the Portfolio does not invest in natural resources directly.

Response: An investment in equity securities that provide exposure to natural resources does not by itself make the Portfolio a commodity pool.  While some natural resources are “commodities” under the CFTC definition in CFTC Rule 1.3, gaining exposure to those commodities by means other than futures, options contracts or swaps is an activity that is not within the regulatory jurisdiction of the CFTC.  Although New York Life Investment Management LLC is currently a registered commodity pool operator, it is not required to operate the Portfolio as registered commodity pool operator because the Registrant has claimed an exclusion from the definition of commodity pool operator under CFTC Rule 4.5(a)(1)/(b)(1) with regard to the operation of the Portfolio.

Additionally, the first sentence of the first paragraph of the section entitled “Principal Investment Strategies” reads “[t]he Portfolio normally invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in the stocks of companies in the natural resources and natural resources related sectors”. Therefore, we believe that the disclosure does not require additional edits.

Comment 5: Explain the source of the examples of natural resources listed in the second paragraph of the section entitled “Principal Investment Strategies”. For example, are these used in industry indexes or classifications, or by ratings agencies or financial publications?

Response: This list is compiled by the Subadvisor and is meant to illustrate examples of sectors which are commonly considered to be natural resources in the industry.

Comment 6: Explain the relationship between “natural resources” and “hard assets”.

Response: We have revised the definition of “hard assets” to make this distinction more clear.

Comment 7: Please explain your basis for using “hard assets” for concentration purposes.  To our knowledge, there is no known designation of hard assets as an industry or group of industries, and your own definition seems to include multiple industries and sectors (e.g. mining, energy and real estate) within the same group.  Section 8(b)(1) of the Investment Company Act requires a registered investment company to have a policy with respect to its ability to concentrate its investments in a particular industry or group of industries.  Please revise.

Response: Former Guide 19 to Form N-1A provides that registrants may select their own industry classification systems, provided that “such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” In the Registrant’s Statement of Additional Information, the Registrant discloses that for purposes of each Portfolio’s fundamental investment policies relating to concentration, each Portfolio may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor’s Global Industry Classification Standard, or any other reasonable industry classification system.

We believe that the use of “hard assets” industries is reasonable and otherwise consistent with the Former Guide 19 because of the similarity of the economic characteristics of companies that derive more than 50% of their gross revenue or profit from exploration, development, production, distribution of facilitation of processes relating to hard assets, as described in the Registrant’s Prospectus and Statement of Additional Information. As noted above, the Registrant’s Statement of Additional Information discloses that each Portfolio may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor’s Global Industry Classification Standard, or any other reasonable industry classification system.

In addition, Former Guide 19 to Form N-1A provides that registrants selecting their own industry classifications should disclose the classifications in the prospectus. We believe that the Registrant’s Prospectus appropriately discloses and describes the hard assets industries for purposes of the Portfolio’s concentration policy.

Although the former guidelines have been rescinded, we believe that reference to this guidance continues to be instructive with respect to the Registrants’ concentration policies.

Comment 8: Please clarify how the Subadvisor identifies growth and value stocks.

Response: We have deleted this language as we feel that the concept is already discussed in the first paragraph of the section entitled “Principal Investment Strategies”.

Comment 9: Please explain what is meant by “will maintain exposure to the major natural resources sectors” in the third paragraph of the section entitled “Principal Investment Strategies”.

Response: We have deleted this language as we feel that the concept is already discussed in the first paragraph of the section entitled “Principal Investment Strategies”.

Comment 10: Describe categories or give specific examples of securities that would qualify as having terms which “are related to the market value of a natural resource, commodity or related index” as discussed in the third paragraph of the section entitled “Principal Investment Strategies”.

Response: We have deleted this language as we feel that the concept is already discussed in the first paragraph of the section entitled “Principal Investment Strategies”.

Comment 11: In the fourth paragraph of the section entitled “Principal Investment Strategies”, limit the discussion to only those derivatives in which the Portfolio may invest.

Response: We have made the requested edits.

Comment 12: Explain what is meant by the phrase “fundamental research and direct management contact” in the fifth paragraph of the section entitled “Principal Investment Strategies”. Does this involve the reliance on third party research or reports.

Response: The portfolio management team may meet directly with company management teams in a number of different contexts. However, we have deleted the phrase “and direct management contact” as we believe that it covered by the term “fundamental research”.

Comment 13: Disclose that the Portfolio is non-diversified and include the appropriate risk factor language.

Response: As described in the Statement of Additional Information, the Portfolio was formed as a "non-diversified" portfolio as defined in the Investment Company Act of 1940, as amended. However, due to its principal investment strategies and investment processes, the Portfolio has historically operated as a "diversified" portfolio. Therefore, the Portfolio will not operate as "non-diversified" portfolio without first obtaining shareholder approval. See our Statement of Additional Information for more information.

Comment 14: Add disclosure regarding the Portfolio’s ability to make direct investments to the section entitled “Principal Investment Strategies” or delete the corresponding risk disclosure.

Response: We have deleted the corresponding risk disclosure.

Comment 15: Add risk factor language disclosure regarding initial public offerings.

Response: We have made the requested edit.

Comment 16: As noted above, “hard assets” do not appear to be an industry or group of industries for concentration purposes.  Further, the risk entitled “Hard Assets Concentration Risk” provides no meaningful disclosure about the particular risks associated with concentrating in a particular industry or group of industries.  Please revise.

Response: Please refer to our response to Comment 7 above. We have revised the risk formerly entitled “Hard Assets Concentration Risk” and added a risk entitled “Concentration Risk” in response to this comment.

Comment 17: Add disclosure regarding the Portfolio’s ability to invest in other investment companies to the section entitled “Principal Investment Strategies” or delete the corresponding risk disclosure.

Response: We have deleted this risk factor.

Comment 17: We do not believe that the Portfolio’s primary benchmark qualifies as an “appropriate broad-based securities market index” as required by Form N-1A and appropriate guidance. Please explain why the Registrant believes that this index is appropriate or make the necessary adjustments to the disclosure.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund's performance and risks relative to the market.”2

In light of the Portfolio’s investment objective and principal investment strategies, the Registrant believes the corresponding index is “appropriate” within the meaning of the Form N-1A definition since it reflects the market for the principal investments of the Portfolio. Further, the index is administered by an entity not affiliated with the Portfolio, its adviser, or its principal underwriter. The Registrant believes that the index is broad-based, particularly in light of the principal investment strategy of the Portfolio. The S&P Global Natural Resources Sector Index is an index that broadly represents the market in which the Portfolio invests. The Registrant respectively maintains that comparing the performance of the Portfolio to a generic index rather than an index such as the S&P Global Natural Resources Sector Index would not be meaningful in light of the investment strategies and goals of the Portfolio. Accordingly, the Registrant believes the index provides investors with a basis for evaluating the Portfolio’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the Commission guidance cited above.

2 Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

Comment 18: In the section entitled “More About Investment Strategies and Risks – Hard Assets Concentration”, Please revise this to be more focused on hard assets as re-defined earlier in the prospectus. Is this meant to indicate that you will concentrate in industries listed? No other disclosure indicates this. Please review accordingly.

Response: We renamed this section “Natural Resources” to better coincide with revisions made elsewhere in the prospectus. Additionally, our disclosure in the section entitled “Principal Investment Strategies” indicates that we will concentrate in the securities of hard asset companies and instruments that derive their value from hard assets. This refers to the group of industries in the aggregate and not to any one particular subgroup or industry.

Comments to the Statement of Additional Information

Comment 1: As noted above, to our knowledge, there is no known designation of hard assets as an industry or group of industries. In the section entitled “Fundamental Investment Restrictions” please add an explanatory note clarifying the particular industry or group of industries in which the MainStay VP Mellon Natural Resources Portfolio will concentrate.

Response: Please refer to our response to Comment 7 above with respect to MainStay VP Mellon Natural Resources Portfolio. The Statement of Additional Information disclosure currently refers to the definition of “hard assets” in the Prospectus. The Registrant believes that the existing, and in some cases revised, disclosure relating to the “hard assets” industries is reasonable and appropriate.

Comment 2: For the MainStay VP Fidelity Institutional AM® Utilities Portfolio, provide clarification that explains if the subgroups described in the section entitled “Fundamental Investment Restrictions” will be utilized with respect to the Portfolio’s policy to concentrate in utilities. If they are used, please explain the basis on which they will be used to determine concentration.

Response: As described in the section entitled “Principal Investment Strategies”, this Portfolio will invest at least 25% of its total assets (concentrate its investments) in securities issued by companies in the utilities group of industries. This refers to the group of industries in the aggregate and not to any one particular subgroup or industry.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary